Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Lufax Holding Ltd, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

PROPOSED RE-ELECTION OF DIRECTORS;
PROPOSED RE-APPOINTMENT OF AUDITORS; AND
NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 3 to 6 of this circular. A notice convening the Annual General Meeting of Lufax Holding Ltd to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People's Republic of China on Tuesday, June 30, 2026 at 10:00 a.m. (Hong Kong time) is set out on pages 15 to 16 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (ir-hk.lufaxholding.com).

Holders of record of the Company's Shares on the Company's register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company's ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company's share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m. (Hong Kong time), on Sunday, June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

Hong Kong, June 3, 2026

CONTENTS

Page

DEFINITIONS 1

LETTER FROM THE BOARD 3

    1.   Introduction 3

    2.   Proposed Re-election of Directors 4

    3.   Proposed Re-appointment of Auditors 5

    4.   Notice of Annual General Meeting 5

    5.   Forms of Proxy and ADS Voting Cards 5

    6.   Voting by Poll. 6

    7.   Share Record Date and ADS Record Date 6

    8.   Responsibility Statement 6

    9.   General Information 6

    10. Recommendation 6

APPENDIX I — DETAILS OF THE DIRECTORS PROPOSED
    FOR RE-ELECTION 7

NOTICE OF ANNUAL GENERAL MEETING 15

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"ADS(s)"	American Depositary Shares, every one (1) ADS representing two (2) Shares
"ADS Record Date"	May 18, 2026 (close of business in New York time)
"Annual General Meeting"	the annual general meeting of the Company to be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People's Republic of China on Tuesday, June 30, 2026 at 10:00 a.m. (Hong Kong time), or any adjournment thereof and notice of which is set out on pages 15 to 16 of this circular
"Articles of Association"	the ninth amended and restated articles of association of the Company adopted by way of a special resolution of the Shareholders passed on April 12, 2023 and effective on April 14, 2023
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Company
"Board"	the board of Directors
"Company"	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands on December 2, 2014 and listed on the NYSE on October 30, 2020 (stock ticker: LU) and on the Stock Exchange on April 14, 2023 (Stock Code: 6623)
"Consolidated Affiliated Entity(ies)"	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of the Company by virtue of the contractual arrangements entered into by the Group
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"Depositary"	Citibank, N.A., as depositary bank for the ADS program
"Director(s)"	the director(s) of the Company
"Group"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

DEFINITIONS

"Latest Practicable Date"	May 27, 2026, being the latest practicable date for ascertaining certain information in this circular before its publication
"Listing Date"	April 14, 2023, on which the Shares were listed and on which dealings in the Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended and supplemented from time to time
"Nomination and Remuneration Committee"	the nomination and remuneration committee of the Company
"NYSE"	the New York Stock Exchange
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))
"PRC"	the People's Republic of China, except where the context requires otherwise, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Shares(s)"	the ordinary shares of US$0.00001 each in the share capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s)
"Share Record Date"	May 18, 2026 (Hong Kong time)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers issued by the Securities and Futures Commission of Hong Kong, as amended from time to time
"United States"	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of United States
"%"	per cent



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

Executive Directors:
Mr. Xiang JI (吉翔) *(Chief Executive Officer)*
Mr. Tongzhuan XI (席通專)

Non-executive Directors:
Ms. Fangfang CAI (蔡方方)
Mr. Shibang GUO (郭世邦)
Mr. Peifeng LI (李佩鋒)

Independent Non-executive Directors:
Mr. Dicky Peter YIP (葉迪奇) *(Chairman)*
Ms. Wai Ping Tina LEE (李蕙萍)
Mr. Koon Wing Ernest IP (葉冠榮)
Mr. Siu Hong CHENG (鄭小康)

Registered Office:
Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Head Office and Principal Place of
 Business in PRC:
18th Floor, No. 1333
Lujiazui Ring Road
Pudong New District
Shanghai
PRC

Principal Place of Business
 in Hong Kong:
Room 1920, 19/F
Lee Garden One
33 Hysan Avenue, Causeway Bay
Hong Kong

June 3, 2026

To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF DIRECTORS;
PROPOSED RE-APPOINTMENT OF AUDITORS; AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide you with information in respect of the resolutions to be proposed at the Annual General Meeting to seek approval of the Shareholders in respect of, among other matters: (a) the re-election of the Directors; (b) the re-appointment of the auditors; and (c) to give you notice of the Annual General Meeting at which resolutions will be proposed for the Shareholders to consider and, if thought fit, approve the aforesaid matters.

2. PROPOSED RE-ELECTION OF DIRECTORS

The Board comprises nine Directors, of which Mr. Xiang JI and Mr. Tongzhuan XI are executive Directors; Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI are non-executive Directors; and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG are independent non-executive Directors.

In accordance with Article 87(3) of the Articles of Association, the Board shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, who shall hold office only until the first annual general meeting of the Company after his/her appointment and shall be eligible for re-election.

Mr. Xiang JI, Mr. Tongzhuan XI, Ms. Fangfang CAI, Mr. Shibang GUO, Mr. Peifeng LI, Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG are eligible and willing to offer themselves for re-election at the Annual General Meeting.

The Nomination and Remuneration Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the Directors with reference to the nomination principles and criteria (including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry and regional experience) set out in the Company's board diversity policy, the director nomination policy and the Company's corporate strategy. The Nomination and Remuneration Committee has recommended to the Board on the re-election of all the Directors. The Company considers that the Directors will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity.

The Nomination and Remuneration Committee has also reviewed and assessed the independence of Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG based on his/her confirmation of independence respectively pursuant to the independence guidelines as set out in Rule 3.13 of the Listing Rules. They are not involved in the daily management of the Company and are not in any relationships which would interfere with the exercise of his/her independent judgment. In addition, the Board considers that Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG can contribute to the diversity of the Board, in particular, with their strong and diversified educational background and professional experience in their expertise, including their in-depth knowledge in legal and risk management, corporate and financial management and connections in various industries. The Board believes that they will be able to devote sufficient time to the Board and will continue to provide independent, balanced, and objective view to the Company's affairs.

Details of the above Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular in accordance with the relevant requirements of the Listing Rules. The biography of the Directors set out in Appendix I to this circular indicates the perspectives, skills and experience each individual can bring to the Board and contribute to the diversity of the Board.

3. PROPOSED RE-APPOINTMENT OF AUDITORS

Following the recommendation of the Audit Committee, the Board proposed to re-appoint Ernst & Young and Ernst & Young Hua Ming LLP (collectively "**EY**") as the auditors of the Company with a term expiring upon the next annual general meeting of the Company; and the Board proposed it be authorized to fix the remuneration of the auditors. An ordinary resolution in respect of the re-appointment of the auditors of the Company will be proposed at the Annual General Meeting for consideration and approval by the Shareholders.

The estimated audit fee payable to EY for the audit of the consolidated financial statements of the Company for the financial year ending December 31, 2026 is expected to be in the range of approximately RMB59 million to RMB68 million (inclusive of applicable taxes).

The estimated audit fee has been determined after due consideration and arm's length negotiations between the Company and EY taking into account, among other things, the size, nature and complexity of the Group's business operations, the expected scope of the audit, the audit timetable, and the level and mix of professional staff to be deployed. The estimated audit fee also assumes that there will be no material change in the Group's operations, accounting policies or regulatory environment during the financial year, and that the Company will provide timely and adequate assistance and information as reasonably required for the purposes of the audit.

Unless there is a material change in the basis or assumptions set out above, the final audit fee should not deviate materially from the estimated amount disclosed above. In the event of any material change, the Company will make further disclosure as appropriate.

4. NOTICE OF ANNUAL GENERAL MEETING

Set out on pages 15 to 16 of this circular is the notice of the Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the re-election of Directors, and the re-appointment of auditors.

5. FORMS OF PROXY AND ADS VOTING CARDS

Holders of record of the Company's Shares on the Company's register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company's ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying form of proxy to the Company's share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m. (Hong Kong time), on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

6. VOTING BY POLL

Pursuant to Rule 13.39(4) of the Listing Rules and Article 67 of the Articles of Association, any resolution put to the vote of the meeting shall be decided on a poll save that the chairman may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. Accordingly, each of the resolutions set out in the notice of Annual General Meeting will be taken by way of poll. An announcement on the poll results will be published after the Annual General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

7. SHARE RECORD DATE AND ADS RECORD DATE

For determining the Shareholders' entitlement to attend and vote at the Annual General Meeting, the Board has fixed the close of business on May 18, 2026 (Hong Kong time), as the record date of Shares. Holders of record of the Company's Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof. Holders of record of the ADS as of the close of business on May 18, 2026 (New York Time), must give voting instructions to Citibank N.A., the depositary of the ADSs.

8. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

9. GENERAL INFORMATION

Your attention is drawn to the additional information set out in Appendix I (Details of the Directors Proposed for Re-election) to this circular.

10. RECOMMENDATION

The Directors consider that the proposed resolutions for the re-election of Directors, and the proposed re-appointment of auditors are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

The following are the particulars of the Directors (as required by the Listing Rules) proposed to be re-elected at the Annual General Meeting:

Mr. Xiang JI (吉翔), aged 43, has been the co-chief executive officer of our Company since October 2025, and the executive Director and the chief executive officer of the Company since April 1, 2026. He possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. JI has held senior management positions in several subsidiaries of the Group, including the chairman and legal representative of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd. (平安融易（江蘇）融資擔保有限公司), and Jinjiong (Shenzhen) Technology Service Co., Ltd.* (錦炯（深圳）科技服務有限公司), and the chairman of Ping An Puhui Enterprise Management Co., Ltd. (平安普惠企業管理有限公司) and Weikun (Shanghai) Technology Services Co., Ltd. (未鯤(上海)科技服務有限公司). Mr. JI served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing the Asia Retail Banking Business. From September 2007 to December 2012, Mr. JI provided post-investment services and project management services to various institutions in the United Kingdom. Mr. JI obtained a master's degree in business management from INSEAD in December 2013, a master's degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor's degree in communication engineering from Beijing Information Science and Technology University in June 2005.

As at the Latest Practicable Date, Mr. JI did not have any interest in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, Mr. JI had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. JI did not have any relationship with any other directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. JI has signed a service agreement with the Company for a term of 3 years commencing from April 1, 2026. Mr. JI is entitled to a basic salary of RMB3.3 million per annum in his capacity as the chief executive officer of the Company and discretionary performance incentive bonus subject to the terms of his service agreement dated October 31, 2025. Mr. JI is not entitled to any emolument in relation to his appointment as an executive Director. Mr. JI's remuneration package is determined by the Nomination and Remuneration Committee after taking into account his duties and responsibilities and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. JI's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Tongzhuan XI (席通專), aged 39, has been the chief financial officer of the Company and the executive Director since April 23, 2025. He has extensive experience in financial services consulting, investment, and management. Prior to joining the Company, he held various roles within Ping An Group, including serving as Deputy Head of Retail Banking at Ping An Bank Co., Ltd. (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 000001)) ("**Ping An Bank**") from October 2024 to April 2025, Deputy Director and other roles in the Strategic Development Center and the Planning Department of Ping An Group from March 2023 to September 2024, and Director of Strategic Analysis at OneConnect Financial Technology Co., Ltd. ("**OneConnect**") from February 2017 to July 2019. Earlier in his career, Mr. XI worked as a consultant at PwC and McKinsey & Company from October 2012 to January 2017, and served as Vice President of Investment at Huaxing Growth Capital from August 2019 to February

2023. Mr. XI is a director of a number of controlled subsidiaries of the Company including Ping An Puhui Enterprises Co., Ltd. (平安普惠企業管理有限公司), Shenzhen Lufax Internet Information Services Limited (深圳市陸金互聯網信息服務有限公司), and Jinjiong (Shenzhen) Technology Service Company Ltd.* (錦炯（深圳）科技服務有限公司).

As at the Latest Practicable Date, Mr. XI did not have any interest in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, Mr. XI had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. XI did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. XI has entered into a service agreement with the Company for a term of 3 years commencing from April 23, 2025. Mr. XI's remuneration is not fixed in the service agreement, and shall be determined by the Board with reference to the Company's performance and profitability, the prevailing market conditions and his knowledge and skills, responsibility, performance and contribution pursuant to the Company's remuneration policy.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. XI's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Ms. Fangfang CAI (蔡方方), aged 52, has been a non-executive Director since February 18, 2026. She has served as an executive director of Ping An Group from July 2014 to May 2026. She joined the Ping An Group since 2007 and currently acts as non-executive director of a number of controlled subsidiaries within Ping An Group, including Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty, Ping An Bank and Ping An Healthcare and Technology Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 1833)). Ms. CAI successively held the positions of a Vice General Manager and the General Manager of the Remuneration Planning and Management Department of the Human Resources Center of Ping An Group from October 2009 to February 2012, and served as the Vice Chief Financial Officer and General Manager of the Planning Department of Ping An Group from February 2012 to September 2013, the Vice Chief Human Resources Officer of Ping An Group from September 2013 to March 2015, and the Chief Human Resources Officer of Ping An Group from March 2015 to April 2023. Prior to joining Ping An Group, Ms. CAI served as the consulting director of Watson Wyatt Consultancy (Shanghai) Ltd. and the audit director on the financial industry of British Standards Institution Management Systems Certification Co., Ltd. Ms. CAI obtained a master's degree in accounting from the University of New South Wales, Australia.

As at the Latest Practicable Date, Ms. CAI is interested in 1,605,643 A shares of Ping An Insurance (which includes 815,519 A shares of Ping An Insurance granted to Ms. CAI under the Long-term Service Plan of Ping An Insurance), and 677,667 H shares of Ping An Insurance granted to Ms. CAI under the Long-term Service Plan of Ping An Insurance.

Save as disclosed above, as at the Latest Practicable Date, Ms. CAI had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Ms. CAI did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Ms. CAI has entered into a service agreement with the Company for a term of 3 years commencing from February 18, 2026. Ms. CAI is not entitled to any emolument in relation to her appointment as a non-executive Director.

Save as disclosed above, the Board is not aware of any other matter in relation to Ms. CAI's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Shibang GUO (郭世邦), aged 61, has been a non-executive Director since November 22, 2024. He has served as the Assistant President and the Chief Risk Officer of Ping An Group since March 2024. He has also served as a director of Ping An International Financial Leasing Co., Ltd. since June 2024. Prior to that, Mr. GUO served as a Director and the President of Ping An Bank's Small and Micro Finance Business Unit from March 2011 to March 2014, a Senior Vice President and the Chief Risk Officer, and the Compliance Director of Ping An Securities Company Ltd. from September 2014 to October 2016, and successively served as the Special Assistant to the Chairman, the Assistant President, an Executive Director and a Vice President of Ping An Bank from October 2016 to December 2023. Prior to joining the Ping An Group, Mr. GUO was a chief officer and a deputy division-level researcher (presiding) of the Treasury Planning Department of the Head Office of Industrial and Commercial Bank of China Limited from July 1991 to July 1998, and the Manager of Beijing Shangdi Sub-branch, a Party Committee Member and a Deputy General Manager of Beijing Management Department, the Party Committee Secretary and Manager of Dalian Branch, and the Vice Chairman of the Head Office Retail Management Committee and the General Manager of the Retail Banking Department of China Minsheng Bank Corp., Ltd. (a company whose shares are dually listed on the Shanghai Stock Exchange (stock code: 600016) and the Stock Exchange (stock code: 1988)) from July 1998 to June 2010. Mr. GUO obtained his Bachelor's degree in Engineering from Shanghai Jiao Tong University in July 1988, Master's degree in Economics from Peking University in July 1991, and Ph.D. in Economics from Peking University in July 1998. Mr. GUO has been qualified as a Senior Economist since November 1999.

As at the Latest Practicable Date, Mr. GUO is interested in 353,569 H shares of Ping An Insurance and 14,108 A shares of Ping An Insurance granted to Mr. GUO under the Long-term Service Plan of Ping An Insurance, which will be vested upon fulfillment of certain conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. GUO had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, as at the Latest Practicable Date, Mr. GUO did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. GUO has signed a service agreement with the Company for a term of 3 years commencing from November 22, 2024. Mr. GUO is not entitled to any emolument in relation to his appointment as a non-executive Director.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. GUO's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Peifeng LI (李佩鋒), aged 52, has been a non-executive Director since February 18, 2026. He has been the general manager of the finance department of Ping An Group since February 2023. Prior to that, Mr. LI has held various senior management positions in the Ping An Group, including the general manager of the treasury department of Ping An Group from November 2021 to February 2023, the general manager of finance department of Ping An Real Estate Co., Ltd. from April 2015 to October 2021, the general manager of finance department of Ping An Trust Co., Ltd. from May 2009 to April 2015 and the assistant to the general manager of finance department and vice general manager of finance department of Ping An Group from June 2006 to April 2009. Mr. LI also serves as a director of Ping An Consumer Finance Co., Ltd.. Mr. LI obtained a master's degree in economics from Southwestern University of Finance and Economics in June 1998. Mr. LI has been a PRC certified accountant since August 1998.

As at the Latest Practicable Date, Mr. LI is interested in 28,795 A shares of Ping An Insurance (which includes 24,795 A shares of Ping An Insurance granted to Mr. LI under the Long-term Service Plan of Ping An Insurance), and 12,978 H shares of Ping An Insurance granted to Mr. LI under the Long-term Service Plan of Ping An Insurance.

Save as disclosed above, as at the Latest Practicable Date, Mr. LI had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. LI did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. LI has signed a service agreement with the Company for a term of 3 years commencing from February 18, 2026. Mr. LI is not entitled to any emolument in relation to his appointment as a non-executive Director.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. LI's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Dicky Peter YIP (葉迪奇), aged 79, has been the chairman of our Board and an independent non-executive Director since April 23, 2025. He has served as an independent non-executive director of Sun Hung Kai Properties Limited (a company whose shares are listed on the Stock Exchange (stock codes: 0016 (HKD counter) and 80016 (RMB counter))) since September 2004. Prior to that, he joined The Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") (a company whose shares are listed on the Stock Exchange (stock code: 0005) in 1965, and subsequently served as a chief executive of China business at HSBC's Area Office China, from January 2003 to May 2005, a general manager of HSBC from April 2005 to June 2012, and an executive vice president of Bank of Communications Co., Ltd. (a company whose shares are listed on the Stock Exchange (stock code: 3328)), from May 2005 to June 2012. Mr. YIP also served as a director of Ping An Insurance, and the original Ping An Bank from November 2002 to May 2005. He served as an independent non-executive director of Ping An Insurance from June 2013 to July 2019, an independent non-executive director of DBS Bank (HK) Limited from 2013 to 2019, an independent non-executive director of DBS Bank (China) Limited from 2015 to 2019, the founding chairman of Ping An OneConnect Bank (Hong Kong) Limited (formerly PAObank and currently known as Ping An Digital Bank) from August 2019 to November 2021, an independent non-executive director of

South China Holdings Company Limited (a company whose shares are listed on the Stock Exchange (stock code: 413)) from December 2012 to June 2020, and an independent non-executive director of S.F. Holding Co., Ltd (a company whose shares are listed on the Shenzhen Stock Exchange (stock code: 002352) and the Stock Exchange (stock code: 6936)) from February 2017 to December 2022. Besides, Mr. YIP had served in many consultative boards including Hong Kong Aviation Advisory Board, Hong Kong Arts Development Council and Hong Kong Urban Renewal Authority.

Mr. YIP obtained his MBA degree from The University of Hong Kong and is a member of the Chartered Institute of Bankers, London. Mr. YIP received the Ten Outstanding Young Persons of Hong Kong in 1984 for his contributions to the banking industry and the community in Hong Kong. Mr. YIP was awarded the MBE by the British Government in 1984. In 1999, he was appointed Unofficial Justice of the Peace in Hong Kong. In 2000, he was awarded the Bronze Bauhinia Star by the Hong Kong Special Administrative Region Government. He also served two terms since June 2008 as a member of Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. YIP is active in community and youth activities in Hong Kong and is a member of a number of service organizations such as an Honorary Council Member of the Hong Kong Committee for the United Nations Children's Fund (UNICEF), Hong Kong Housing Society and Hong Kong Air Cadet Corps. Mr. YIP was the last Commanding Officer of the Royal HK Auxiliary Air Force (since became the Government Flying Service) which was disbanded in March 1993.

As at the Latest Practicable Date, Mr. YIP is interested in 3,000 H shares of Ping An Insurance.

Save as disclosed above, as at the Latest Practicable Date, Mr. YIP had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. YIP did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. YIP has signed a service agreement with the Company for a term of 3 years commencing from April 23, 2025. Mr. YIP's emoluments will be HKD2 million per year of the director services and shall be entitled to a cash amount of HKD1.5 million upon the completion of the initial term. Mr. YIP's remuneration package is determined by the Nomination and Remuneration Committee after taking into account his duties and responsibilities and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. YIP's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Ms. Wai Ping Tina LEE (李蕙萍), aged 64, has been an independent non-executive Director since August 14, 2025. Ms. LEE is a legal and banking professional with over four decades of experience across leading financial institutions and law firms. She currently serves as a consultant at Ng, Au Yeung & Partners, Solicitors and Notaries, a role she assumed in April 2024. Prior to this, Ms. LEE held several senior legal positions at The Hongkong and Shanghai Banking Corporation Limited (a company whose shares are listed on the Stock Exchange (stock code: 0005)) from 2001 to 2023. Her roles included Senior Legal Counsel for retail, private banking, and treasury businesses; and later, Regional Head of Legal for Commercial Banking, Asia Pacific. Ms. LEE began her legal career at Koo and Partners (a local law firm which later merged into Paul Hastings LLP in 2001), where she progressed from Associate Solicitor to Partner in the Banking Practice Group between 1995 and 2001. Before entering the legal profession, she worked in banking from 1984 to 1992 through different roles at the Hong Kong offices of Mizuho Bank,

Bank of Credit and Commerce, Standard Chartered Bank (a company whose shares are listed on the Stock Exchange (stock code: 2888)), and Banque Nationale de Paris. Her responsibilities ranged from relationship management and credit to loan administration and team leadership. She holds a Professional Diploma in Business Studies (Banking) from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) and completed her legal education at The University of Hong Kong — School of Professional and Continuing Education. Ms. LEE was admitted as a solicitor in Hong Kong in 1995 and in England and Wales in 1997.

As at the Latest Practicable Date, Ms. LEE did not have any interest in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, Ms. LEE had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Ms. LEE did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Ms. LEE has signed a service agreement with the Company for a term of 3 years commencing from August 14, 2025. The annual emolument of Ms. LEE as an independent non-executive Director is RMB125,000 (payable on a quarterly basis), which are determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account her duties and responsibilities and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matter in relation to Ms. LEE's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Koon Wing Ernest IP (葉冠榮), aged 65, has been an independent non-executive Director since April 14, 2026. He has over 40 years of experience in accounting and auditing including 34 years in PricewaterhouseCoopers Hong Kong ("**PwC HK**") where he retired from PwC HK as a partner in 2019. In the same year, Mr. IP joined as the Group Chief Financial Officer of Fung Group which comprises Li & Fung Limited (a company formerly listed on the Stock Exchange), Fung (1937) Management Limited and Convenience Retail Asia Limited (a company listed on the Stock Exchange (stock code: 0831)). Mr. IP has held various key positions in regulatory authorities and business associations. He was a member of the Listing Committee of the Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the Securities and Futures Commission of Hong Kong (the "**SFC**") from 2008 to 2014. Currently, Mr. IP is a member of the Takeovers and Mergers Panel and the Takeovers Appeal Committee of the SFC. Mr. IP was the President of the Hong Kong Business Accountants Association in 2022. He is also a member of the Guangdong Provincial Committee of the Chinese People's Political Consultative Conference and a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation.

Mr. IP is currently an independent non-executive Director of Media Chinese International Limited, a company dually listed on the Stock Exchange (stock code: 0685) and the Main Market of Bursa Malaysia Securities Berhad in Malaysia (stock code: 5090). Mr IP is also the independent non-executive Director of Ping An Digital Bank (International) Limited ("**Ping An Digital Bank**") and OneConnect, respectively. Both Ping An Digital Bank and OneConnect are private companies and subsidiaries of Ping An Insurance.

Mr. IP graduated from the Hong Kong Polytechnic University (formerly known as Hong Kong Polytechnic) in 1984 with a Professional Diploma in Accountancy. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

As at May 27, 2026, Mr. IP did not have any interest in any Shares within the meaning of Part XV of the SFO.

At the Latest Practicable Date, Mr. IP did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Save as disclosed above, as at the Latest Practicable Date, Mr. IP had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Mr. IP has signed a service agreement with the Company for a term of 3 years commencing from April 14, 2026. The annual emolument of Mr. IP as an independent non-executive Director is RMB500,000 (payable on a quarterly basis), which is determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account his duties and responsibilities and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. IP's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Mr. Siu Hong CHENG (鄭小康), aged 66, has been an independent non-executive Director since April 14, 2026. He has over 35 years of experience in the financial industry. He has served as an independent non-executive director of Hong Kong Interbank Clearing Limited since November 2023, a director of CryptoBLK International Holding Co. Limited since 2021, a director of Hong Kong Science and Technology Parks Corporation from 2014 to 2019 and an independent non-executive director of Ping An Insurance from 2012 to 2013.

Mr. CHENG worked at The Hongkong and Shanghai Banking Corporation Limited for 36 years, from 1983 to 2019, focusing on financial technology, and served as the Chief Operating Officer for the Asia Pacific region from 2010 to 2019. Mr. CHENG is currently a Council Member of The Hong Kong Federation of Youth Groups, a Director of Hong Kong Internet Registration Corporation Limited, a Council Member of the Hong Kong Quality Assurance Agency, Chairman of the Advisory Committee of the Hong Kong Institute of Information Technology of the Vocational Training Council, Chairman of the Innovation Power Advisory Committee of The Hong Kong Jockey Club, a member of the New Industrialisation Vetting Committee (NIVC), and a Director of Hong Kong Esperanza (also known as "Uncle Chip"Co-creation Society).

Mr. CHENG graduated from the University of Hong Kong in 1981 with a Bachelor of Science diploma in Electronic Engineering and is also a Distinguished Fellow of the Hong Kong Computer Society.

As at the Latest Practicable Date, Mr. CHENG did not have any interest in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as at the Latest Practicable Date, Mr. CHENG had not held any directorship in any other public listed companies in the last three years or any other positions with the Company or other members of the Group.

Save as disclosed above, at the Latest Practicable Date, Mr. CHENG did not have any relationship with any other Directors, senior management, substantial Shareholders or Controlling Shareholder.

Mr. CHENG has entered into a service agreement with the Company for a term of 3 years commencing from April 14, 2026. The annual emolument of Mr. CHENG as an independent non-executive Director is RMB500,000 (payable on a quarterly basis), which is determined by the Board with the recommendation of the Nomination and Remuneration Committee and after taking into account his duties and responsibilities and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any other matter in relation to Mr. CHENG's re-election that need to be brought to the attention of the Shareholders and any other information to be disclosed pursuant to any of the requirements under Rule 13.51(2) of the Listing Rules.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "**Annual General Meeting**") of Lufax Holding Ltd (the "**Company**") will be held at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People's Republic of China on Tuesday, June 30, 2026 at 10:00 a.m. (Hong Kong time), for the following purposes:

1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2024 and the reports of the directors ("**Directors**", each a "**Director**") of the Company and auditors of the Company ("**Auditors**") thereon.

2. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and Auditors thereon.

3. (a) To re-elect Mr. Xiang JI as an executive Director;

    (b) To re-elect Mr. Tongzhuan XI as an executive Director;

    (c) To re-elect Ms. Fangfang CAI as a non-executive Director;

    (d) To re-elect Mr. Shibang GUO as a non-executive Director;

    (e) To re-elect Mr. Peifeng LI as a non-executive Director;

    (f) To re-elect Mr. Dicky Peter YIP as an independent non-executive Director;

    (g) To re-elect Ms. Wai Ping Tina LEE as an independent non-executive Director;

    (h) To re-elect Mr. Koon Wing Ernest IP as an independent non-executive Director;

    (i) To re-elect Mr. Siu Hong CHENG as an independent non-executive Director; and

    (j) To authorise the board of Directors (the "**Board**") to fix the remuneration of the Directors.

4. To re-appoint Ernst & Young and Ernst & Young Hua Ming LLP as Auditors to hold office until the conclusion of the next annual general meeting of the Company and to authorise the Board to fix their remuneration for the year ending December 31, 2026.

NOTICE OF ANNUAL GENERAL MEETING

SHARE RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 18, 2026 (Hong Kong time), as the record date of Shares. Holders of record of the Company's Shares (as of the Shares Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of record of the ADS as of the close of business on May 18, 2026 (New York Time), must give voting instructions to Citibank N.A., the depositary of the ADS.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting.

FORMS OF PROXY AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the form of proxy (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at ir-hk.lufaxholding.com.

Holders of record of the Company's Shares on the Company's register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company's ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Citibank, N.A.. Your vote is important. You are urged to complete, sign, date, and return the accompanying form of proxy to the Company's share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the form of proxy by no later than 10:00 a.m. (Hong Kong time), on June 28, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Annual General Meeting; and Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

By Order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, June 3, 2026

As of the date of this notice, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.